UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. __)*

Under the Securities Exchange Act of 1934

                 Social Capital Hedosophia Holdings Corp. VI

(Name of Issuer)

                   Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

                           G8251L 105

(CUSIP Number)

                           December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SCH Sponsor VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,750,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,750,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (2)
12	TYPE OF REPORTING PERSON OO

(1) Reflects 28,750,000 Class A ordinary shares of Social Capital Hedosophia Holdings Corp. VI (the “Company”), par value $0.0001 per share (“Class A Ordinary Shares”), issuable upon conversion of 28,750,000 Class B ordinary shares of the Company, par value $0.0001 per share (“Class B Ordinary Shares”). The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. SCH Sponsor VI LLC (the “Sponsor”) is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiy and Ian Osborne. Messrs. Palihapitiy and Osborne may be deemed to beneficially own shares held by the Sponsor by virtue of their shared control over the Sponsor. As such, each of Messrs. Palihapitiy and Osborne may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.

(2) The calculation assumes that there is a total of 143,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 115,000,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 (the “Report”), and (ii) the 28,750,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,750,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,750,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 28,750,000 Class A Ordinary Shares, issuable upon conversion of 28,750,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiy and Ian Osborne. Messrs. Palihapitiy and Osborne may be deemed to beneficially own shares held by the Sponsor by virtue of their shared control over the Sponsor. As such, each of Messrs. Palihapitiy and Osborne may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.

(2) The calculation assumes that there is a total of 143,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 115,000,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 28,750,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

1	NAME OF REPORTING PERSON Ian Osborne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,750,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,750,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,750,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.0% (2)
12	TYPE OF REPORTING PERSON IN

(1) Reflects 28,750,000 Class A Ordinary Shares, issuable upon conversion of 28,750,000 Class B Ordinary Shares. The Class B Ordinary Shares will automatically convert into Class A Ordinary Shares at the time of the Company’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment. The Sponsor is the record holder of the shares reported herein. The Sponsor is managed by its managers, Chamath Palihapitiy and Ian Osborne. Messrs. Palihapitiy and Osborne may be deemed to beneficially own shares held by the Sponsor by virtue of their shared control over the Sponsor. As such, each of Messrs. Palihapitiy and Osborne may be deemed to have or share beneficial ownership of the Class B Ordinary Shares held directly by the Sponsor.

(2) The calculation assumes that there is a total of 143,750,000 Class A Ordinary Shares outstanding, which is the sum of (i) the 115,000,000 Class A Ordinary Shares outstanding as of November 20, 2020, as reported in the Report, and (ii) the 28,750,000 Class A Ordinary Shares issuable upon conversion of the Class B Ordinary Shares held by the Sponsor, as reported herein.

Item 1(a).	Name of Issuer:

Social Capital Hedosophia Holdings Corp. VI

Item 1(b).	Address of Issuer’s Principal Executive Offices:

317 University Ave, Suite 200, Palo Alto, CA 94301

Item 2(a).	Name of Person Filing:

This statement is being filed jointly pursuant to §240.13d-1(k)(1) on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.        SCH Sponsor VI LLC

2.        Chamath Palihapitiya

3.        Ian Osborne

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

317 University Ave, Suite 200, Palo Alto, CA 94301

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A Ordinary Shares CUSIP Number is G8251L 105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

SCH Sponsor VI LLC

By:	/s/ Chamath Palihapitiya
Name:Chamath Palihapitiya
Title:Chief Executive Officer

/s/ Chamath Palihapitiya
Chamath Palihapitiya

/s/ Ian Osborne
Ian Osborne

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.

AGREEMENT OF JOINT FILING

This joint filing agreement (this “Agreement”) is made and entered into as of this 16th day of February 2021, by and among SCH Sponsor VI LLC, Chamath Palihapitiya and Ian Osborne.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G  in respect of Class A ordinary shares of Social Capital Hedosophia Holdings Corp. VI, par value $0.0001 per share, is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

Dated:  February 16, 2021

SCH Sponsor VI LLC

By:	/s/ Chamath Palihapitiya
Name:Chamath Palihapitiya
Title:Chief Executive Officer

/s/ Chamath Palihapitiya
Chamath Palihapitiya

/s/ Ian Osborne
Ian Osborne